McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606
July 13, 2009

BY EDGAR

Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549
Attention:  Maryse Mills-Apenteng

Re:	Merge Healthcare Incorporated
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-159998
Schedule TO-T/A filed by Merge Healthcare Incorporated
File No. 5-79690
Filed July 6, 2009

Dear Ms. Mills-Apenteng:

On behalf of our client, Merge Healthcare Incorporated, a corporation incorporated under the laws of Delaware (“Merge Healthcare” or the “Company), we hereby acknowledge receipt of the comment letter dated July 10, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above captioned Registration Statement on Form S-4 (as amended by Amendment No. 1 and Amendment No. 2, the “Registration Statement”).

On behalf of Merge Healthcare, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by Merge Healthcare’s responses.  Page number references herein refer to the prospectus (the “Prospectus”) contained in the Registration Statement, unless otherwise noted.  Terms used but not defined herein have the meanings set forth in the Prospectus.

Merge Healthcare is filing today, via the EDGAR system, Amendment No. 3 to the Registration Statement together with this response letter.

Staff Comment:

1.
We note that you have revised the disclosure on page 54 in response to prior comment 3.  However, the disclosure continues to include vague, cautionary language that casts doubt as to the accuracy and completeness of the representations and warranties contained in the merger agreement.  Furthermore, your disclosure does not include a clear statement regarding your obligation to disclose material contradictory information.  We specifically note the following statements:

•
These representations, warranties and covenants were made only for the purpose of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement as of specific date, and may be subject to important limitations and qualifications (including exceptions thereto set forth in a Schedule of Exceptions to the Merger Agreement or Merge Healthcare’s or etrials’ public filings with the SEC) agreed to by the contracting parties, and may not be complete.

•
Furthermore, these representations, warranties and covenants may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may or may not have been accurate as of any specific date, and do not purport to be accurate as of the date of this Prospectus.

It appears that the intent and effect of these statements is to raise doubts about the reliability of a document that Commission has required you to file as an exhibit to the registration statement.  Regarding the first bullet point, please specifically identify which representations, warranties and covenants are subject to limitations and qualifications, or exceptions thereto, and are therefore incomplete, and then describe those limitations, qualifications or exceptions in your document.  Alternatively, you may delete the statements.  Regarding the second bullet point, please limit the cautionary language to statements of fact.  Unqualified statements to the effect that the representations, warranties and covenants may or may not have a particular meaning or may or may not be accurate as of an unspecified date are inappropriate.  Finally, include a statement acknowledging your obligation to disclose in the document known, material information that qualified the representations and warranties in the merger agreement.

Company Response #1:  The Company has revised the Registration Statement to modify the disclosure.  Regarding the first bullet point, the statement has been deleted.  Regarding the second bullet point, the language reads as follows:

“These representations, warranties and covenants were made to allocate contractual risk between the parties to the Merger Agreement and not to establish each matter as facts and only purport to have been accurate as of the date that they were made.”

In addition, the Company has included the following statement acknowledging its obligation to disclose in the Registration Statement known, material information that qualified the representations and warranties in the merger agreement:

“Merge Healthcare and Offeror acknowledge their obligation to disclose any known, material information that qualifies the representations and warranties in the Merger Agreement, and each confirms that no material information that qualifies such representations and warranties is known to either Merge Healthcare or Offeror as of the date of this Prospectus.”

Please see page 54 of Amendment No. 3.

Once you have had time to review our responses to the Staff’s comment and the corresponding changes in the Registration Statement, we would appreciate the opportunity to discuss any additional questions or concerns that you may have.  Please call me at (312) 984-3624.

Sincerely,

/s/ Heidi J. Steele
Heidi J. Steele

cc:

Justin C. Dearborn, Chief Executive Officer, Merge Healthcare Incorporated
Steve Oreskovich, Chief Financial Officer, Merge Healthcare Incorporated
M. Denis Connaghan, President and Chief Executive Officer, etrials Worldwide, Inc.
Donald R. Reynolds, Wyrick Robbins Yates & Ponton LLP